January 22, 2010

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Family Dollar Stores, Inc.

Form 10-K for the Fiscal Year Ended August 29, 2009

Filed October 27, 2009

Definitive Proxy Statement on Schedule 14A

Filed December 11, 2009

File No. 001-06807

Dear Mr. Owings:

Set forth below are the responses of Family Dollar Stores, Inc. (the “Company”) to the comment letter of the staff of the United States Securities and Exchange Commission dated December 23, 2009 (the “Comment Letter”), regarding the Company’s Form 10-K for the year ended August 29, 2009, filed October 27, 2009 (the “Form 10-K”), and Definitive Proxy Statement on Schedule 14A filed December 11, 2009 (the “Proxy Statement”), referenced above.

Form 10-K for the Fiscal Year Ended August 29, 2009

Item 9A. Controls and Procedures, page 55

1.	We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level. Please confirm, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. In future filings, if your disclosure controls and procedures are not designed at the reasonable assurance level, then please remove the reference to “reasonable assurance” from your management’s conclusion regarding the effectiveness of your disclosure controls and procedures.

Mr. H. Christopher Owings

January 22, 2010

COMPANY RESPONSE:

We confirm as requested our disclosure controls and procedures are designed at the reasonable assurance level.

Exhibit 10 – Material Contracts

2.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that you have not provided all of the schedules and exhibits to the following exhibits:

•

Exhibit 10.1 – Note Purchase Agreement dated as of September 27, 2005, between Family Dollar Stores, Inc. and the various purchasers named therein. (Designated as Exhibit 10.24 to your Form 10-K for the fiscal year ended August 27, 2005);

•

Exhibit 10.3 – $250 million 364-Day Credit Agreement between the Company and Family Dollar, Inc. as Borrowers, and Wachovia Bank… (Designated as Exhibit 10 to your Form 8-k filed on December 19, 2008.)

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please review your material agreements and re-file complete agreements with your next periodic report. Please confirm your understanding in this regard.

COMPANY RESPONSE:

We reviewed the material agreements that we have filed pursuant to Item 601(b)(10) of Regulation S-K and determined that the above referenced agreements are the only agreements that have been filed without all exhibits, schedules and attachments. As requested, we will re-file these agreements in their entirety in our next periodic report.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

Analysis of fiscal 2009 NEO base salaries, page 18

3.	On page 18 you state that “[a]ll salary adjustments also take into account the individual’s performance for the prior year.” Please discuss the elements of individual performance that the Compensation Committee takes into account when considering salary adjustments. Also, please discuss how the individual performance of each NEO affected the increase that each NEO received, if at all.

Mr. H. Christopher Owings

January 22, 2010

COMPANY RESPONSE:

In future filings, as applicable, we propose to modify our disclosure as indicated in the sample disclosure below to expand the description of the elements of individual performance that the Compensation Committee takes into account when considering salary adjustments. To the extent individual performance of any NEO affects the increase (or decrease) that any NEO receives, we will describe such adjustments.

During the year-end performance cycle, the Compensation Committee considers, through a discussion with the CEO, how each NEO performed. The Compensation Committee considers a number of subjective individual performance factors for all NEOs, including, among other things, the performance of the NEO’s area of responsibility and the NEO’s leadership effectiveness. The Committee considers these elements, along with a comparison of the NEO’s compensation compared to market data in order to establish the NEO’s new base salary. Ultimately, salary adjustments made by the Compensation Committee are discretionary, based in part on the subjective performance elements described above.

Cash Bonus Awards, page 31

4.	You state that Mr. Smith’s individual performance rating may increase or decrease his potential bonus. Please discuss the elements of Mr. Smith’s performance that the Compensation Committee takes into account and please discuss if you made any adjustments to Mr. Smith’s bonus based on his individual performance.

COMPANY RESPONSE:

As noted in the response to question 3, above, the Company considers a number of subjective individual performance factors for all NEOs, including Mr. Smith, during the year-end review process. Based on a performance matrix approved by the Compensation Committee, individual performance can increase or decrease the target bonus potential for all of the Company’s Senior Vice Presidents. A Senior Vice President’s bonus, including the bonus paid to Mr. Smith, can be adjusted downward to $0 or upwards by a maximum of 14%. There were no adjustments to Mr. Smith’s annual bonus due to his individual performance in fiscal 2009.

General

In connection with our responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

Mr. H. Christopher Owings

January 22, 2010

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if I can be of any further assistance, please do not hesitate to contact me directly at (704) 814-3284.

Sincerely,

/s/ C. MARTIN SOWERS
C. MARTIN SOWERS
Senior Vice President – Finance